UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 3, 2024

XCELERATE INC.

(Exact name of registrant as specified in its charter)

Florida	65-0710392
(State or other jurisdiction of incorporation)	(IRS Employer ID No.)

110 RENAISSANCE CIRCLE

MAULDIN, SOUTH CAROLINA  29662

(Address of principal executive offices) (zip code)

854-900-2020

(Issuer’s telephone number, including area code)

Titla of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

Item 4. Changes in Registrant’s Certifying Accountant

(a)       The financial statements of Xcelerate Inc. (the “Company”), for the fiscal years ended December 31, 2023 and 2022, were audited by BF Borgers CPA PC (“Borgers”). On May 3, 2024, the Securities and Exchange Commission (the “SEC”) announced that it had settled charges against Borgers that it failed to conduct audits of a number of public companies in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). As part of the settlement, Borgers agreed to a permanent ban on appearing or practicing before the SEC. As a result of Borgers’ settlement with the SEC, the Company has dismissed Borgers as its independent accountant.

Borgers reports on the Company’s financial statements for the two most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, other than a going concern qualification.

During the Company’s two most recent fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through May 3, 2024, there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K with Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Borgers, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Also during this same period, there were no reportable events that existed within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto.

The Company provided Borgers with the disclosures under this Item 4:1, and requested Borgers to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company in this Item 4:1 and, if not, stating the respects in which it does not agree. Borgers’ letter is filed as Exhibit 16.1 to this Current Report on Form 1-U.

Item 9.1 Financial Statements and Exhibits.

(d) Exhibits

16.1       Letter from Borgers

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 6, 2024	XCELERATE INC.

By: /s/ Michael O’Shea
Michael O’Shea, Chief Executive Officer

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